United States Steel Corporation     Robert M. Stanton
               Law Department                      Assistant General Counsel -
               600 Grant Street                    Corporate & Assistant
               Pittsburgh, PA  15219-2800          Secretary
               412 433 2877
               Fax: 412 433 2811
               email:  rmstanton@uss.com



CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 C.F.R. Sec. 200.83. THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE, AND THESE OMISSIONS ARE DENOTED WITH ASTERISKS.



                                                     October 4, 2006



Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: United States Steel Corporation Form 10-K for year ended December 31, 2005 and Forms 10-Q for Quarters ended March 31 and June 30, 2006
     File No. 1-16811

Dear Mr. Gordon:

For the reasons articulated in our letter dated today to the Freedom of Information Office, confidential treatment is sought for the marked portions of this letter pursuant to 17 C.F.R. Sec. 200.83. The information in those portions of this letter are treated confidentially by United States Steel Corporation ("U. S. Steel") in the regular course of its business and disclosure of it would adversely impact U. S. Steel's competitive position and ability to resolve matters with the lowest cost to our stockholders.

In response to the letter from John Hartz dated September 20, 2006, U. S. Steel is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the "Commission"). For convenience, we have reproduced each of your comments below in italics in the order in which it appeared in your letter, and our response to each comment immediately follows it.

  (a) We note from page 30 that your results of operations and cash flows for a given period could be adversely affected by asbestos-related lawsuits. It is unclear why you do not consider your estimates surrounding the asbestos liability to be critical. Please advise.

    RESPONSE:  Page 30 of the Form 10-K contains the following statement:

      "Despite this uncertainty, and although U. S. Steel's results of operations and cash flows for a given period could be adversely affected by asbestos-related lawsuits, claims and proceedings, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition."

    The foregoing statement must be read in the context of the highly cyclical nature of the steel industry. U. S. Steel has experienced quarters with minimal net income. In 2002, for example, net income was $27 million in the second quarter and $11 million in the fourth quarter. We therefore thought it appropriate to caution the reader about the potential for impacts on our quarterly results of operations and cash flows, while indicating that we do not believe that there will be a longer term material impact on our financial condition.

    U. S. Steel identifies "potential litigation claims and settlements" as one of several accounting estimates in the first paragraph under the heading "Critical Accounting Estimates" on page 39 of the Form 10-K. In that section of the Form 10-K, we discuss in more detail the most significant estimates and judgments that are used in the preparation of our financial statements. They are (i) pensions and OPEB; (ii) asset impairments, (iii) taxes and (iv) environmental remediation. We did not include asbestos related lawsuits in this list because our asbestos reserves and historical costs represent only a tiny fraction of the amounts involved in the other enumerated matters. In addition, estimates for any litigation, not just asbestos, are dependent upon the facts and circumstances of each particular case. Our counsel separately evaluates each case, making specific judgments as to many matters that do not have general applicability, such as credibility of witnesses, medical costs, other damages and settlement and verdict amounts in the trial jurisdiction.

  (b) Please provide us with a company-wide roll-forward of your asbestos related liability for all periods presented. Show beginning and ending balances,
expenses,  expenditures  and  changes  in  estimates,  separately.   Provide  a
narrative explaining the activity. Explain how you account for your legal and administrative costs related to asbestos and quantify that activity also.

    RESPONSE: U. S. Steel discloses on an annual and quarterly basis the number of claims filed, the number of claims resolved through settlement, the number of claims resolved without payment and aggregate payments made. This information is repeated in the following table together with the accrual and expenditure information you requested. *****



          Estimated Number of  Asbestos Claims
        ----------------------------------------
                                        YTD June
                     2004      2005       2006
                    ------    ------    --------
        Number of
        Claims at   14,835    10,999      8,399
        Beginning
        of Period

        Number of
        Claims       5,300     3,800      4,736
        Resolved
        During
        Period

        Number of
        Claims       1,464     1,200       389
        Filed
        During
        Period

        Number of
        Claims at   10,999     8,399      4,052
        End of
        Period


           Asbestos   Liability   Accruals   (in Millions)
        ----------------------------------------------------
                                                    YTD June
                                 2004      2005       2006
                                 ----      ----     --------
        Beginning Balance
                                  **        **         **
        Plus: Accrual
        Additions/(Reductions)    **        **        **(i)

        Less: Payments            $15       $11        $2

        Ending Balance            **        **         **

       (i)  *****

    In order to better understand the methodology we use to calculate our reserve we refer to our disclosure on page 29 of the Form 10-K where we state:

      "Many of these cases involve multiple defendants (typically from fifty to more than one hundred defendants). More than 8,000, or approximately 95 percent, of these claims are pending in jurisdictions which permit filings with massive numbers of plaintiffs. Based upon
      U. S. Steel's experience in such cases, it believes that the actual number of plaintiffs who ultimately assert claims against U. S. Steel will likely be a small fraction of the total number of plaintiffs."

    For example, based on our experience, a mass filing might plead that (i) each of the following 1,000 or so named persons was exposed to asbestos,
    (ii) each of them suffers from one or more conditions including mesothelioma, lung cancer, asbestosis, pleural disease or some other lung condition, and (iii) each contracted this condition due to exposures caused by one or more of the 50 to 100 defendants named. The threshold issue therefore is to determine which of these plaintiffs, if any, have any evidence of exposure related to U. S. Steel. As we state in the Form 10-K, ultimately most of the plaintiffs have no such evidence. In several of these mass plaintiff jurisdictions, discovery is stayed, often for years, until the court sets some or all of the claims for trial. During such stay it is difficult or impossible to determine which claims relate to U. S. Steel.

    U. S. Steel accrues for asbestos claims in the following manner.  *******

    Concerning legal costs, outside counsel generally bills monthly and bills are paid within 30 days or less. We accrue unpaid bills as well as our estimate of unbilled work that has been performed. U. S. Steel does not track internal time spent on, or otherwise allocate internal costs to, specific legal matters. The following table shows our outside counsel expenditures for asbestos cases during the relevant time periods:

          Outside Counsel Expenses for Asbestos Cases (in Millions)
        -----------------------------------------------------------
                                        YTD June
                     2004      2005       2006
                     ----      ----     --------
        Expenses
        During        **        **         **
        Period


  (c) In the context of the Business section, it is unclear why you only mention the $8 million expense associated with USSK, and make no mention of the $49 million total company expense in the same context. See page 19.

    RESPONSE: This disclosure began in 2001 in order to give some context to the extent of our environmental expenditures related to our Slovakian operations, which we had acquired in November 2000. In future filings, we will include a discussion of our total environmental remediation expense, as well as our total environmental accrual, in this section.

  (d) On page 32 under the paragraph "Other Remediation Sites" you indicate that one site may exceed $25 million, however both Gary and Geneva indicate costs in excess of $25 million.

    RESPONSE: The reference on page 32 to a site which may exceed $25 million is to the Geneva Site. Although the aggregate costs of the separate matters discussed under the caption "Gary Works" exceed $25 million, we treat those separate matters as individual sites because each is the subject of a separate order that is issued under the authority of a different statute and administered by a different governmental agency. We will change future filings in a manner that will eliminate this potential confusion.

  (e) Since you have included the RCRA Corrective Action Program at Gary Works, Fairfield Works, and Elizabeth, PA as your "material" sites as described on F-53 and indicated that an additional $40 million may be incurred at those sites, it would appear appropriate and consistent to include the range of reasonably possible additional losses associated with each individual site.

    RESPONSE: We do not possess the detailed information necessary to estimate possible additional losses on a site-by-site basis because of the numerous uncertainties inherent in environmental remediation activities, including the nature and extent of the contamination, the extent of the required cleanup, the widely varying costs of alternate cleanup methods and unanticipated findings as cleanup activities progress. Our statement on page F-53 that additional liabilities could "range in the aggregate up to 100 percent of the accrued liabilities" is based on our experience in dealing with remediation activities of this type. Cost estimates are inherently imprecise, and we believe that it is helpful to the reader to at least understand the order of magnitude of deviation that may occur for these "material" sites. The potential aggregate range would appear to be more meaningful in the context of an investment in U.S. Steel than the accumulation of range maximums for the individual sites.

  (f) It is unclear whether Geneva Works is one of the "four" material sites. There are only three mentioned in the second paragraph. Please clarify. If so, it would appear appropriate and consistent to include the range of reasonably possible additional losses associated with Geneva Works on page 35. Further, if Geneva is one of the four, the disclosure in the fourth sentence of the second paragraph on page F-53 does not appear to encompass Geneva. If Geneva is not one of the four, please identify the fourth site.

    RESPONSE: Geneva Works was one of the four sites referred to in the second paragraph on page F-53 and was intended to be encompassed within the disclosure in the fourth sentence of the second paragraph. However, as a result of the $25 million accrual recorded in the fourth quarter of 2005 and additional information obtained regarding the Geneva Works site, we concluded during our assessment for the first quarter of 2006 that the uncertainty and potential for additional material losses for this site no longer existed. Consequently, the disclosure in our Form 10-Q for the first quarter of 2006 refers to only three sites (Gary Works, Fairfield Works, and the Municipal Industrial & Disposal Superfund site) for which there is the potential for additional material losses. We disclosed that the accrued liabilities for these three sites totaled $16 million and additional losses could range up to 100% of the accrued liabilities. The Geneva Works site is discussed in the subsequent paragraph. In future filings we will move the discussion of the Geneva Works site to be in close proximity to our discussion of other mature major sites that do not have the potential for additional material losses.

  (g) On page 35 you indicate that the remaining costs associated with Geneva Works are $29.4 million. On page F-53, it is $26 million.

    RESPONSE: As the language in our Form 10-K indicates, the $26 million amount shown on page F-53 includes only remediation costs while the $29.4 million amount shown on page 35 includes both remediation costs and post-closure care costs. We will change future disclosures to eliminate this potential confusion.

  (h) Under Critical Accounting Estimates, you should quantify the dollar amount of the range of reasonably possible additional loss related to all environmental liabilities, as this is the disclosure discussing your critical estimates.

    RESPONSE:  See our response to comment (e).

  (i) In future filings, if material, you should discuss the underlying reasons for the amount of environmental expense each period. For example, although you disclose the $49 million charge in 2005, you do not explain what the underlying triggering events (estimate changes, new sites, new discovered issues) that caused you to record that amount. In addition you should disclose prior years for comparison and provide narrative context on future expectations.

    RESPONSE: Estimate changes, new sites and newly discovered issues are among the reasons for period to period changes in environmental expense. Others include new legal or regulatory requirements, contractor and equipment availability, weather conditions and agency responses to our submissions. In our future filings, we will discuss any material reasons for changes to environmental expense. Also see our response to comment
    (j) below.

  (j) Please provide us with a company-wide roll-forward of accrued environmental expenses for all periods presented. Show beginning and ending balances, expenses, expenditures and changes in estimates, separately. Provide a narrative explaining the activity.

    RESPONSE: Accrued liabilities for remediation activities totaled $145 million at December 31, 2005, of which $26 million was classified as current, and $123 million at December 31, 2004, of which $21 million was classified as current. Please refer to the Environmental Proceedings section of the Form 10-K at pages 31-35 for further discussion of the status and reasons for the changes in the accrual from period to period. Set forth below is a table showing the company-wide roll-forward of accrued environmental expenses:

       Environmental Remediation Liability (in millions)
       -------------------------------------------------
                                        YTD June
                     2004      2005       2006
                     ----      ----     --------
        Beginning
        Balance      $113      $123       $145

        Plus:
        Accrual
        Additions    32(i)    49(iii)     11(v)

        Less:
        Payments
                    22(ii)    27(iv)     11(vi)

        Ending
        Balance       $123      $145      $145

    (i) Composed of many accruals, only one of which was greater than $5 million for the Grand Calumet River remediation at Gary Works ($10 million).

   (ii) Composed of many payments, none of which were greater than $5 million.

  (iii) Composed of many accruals only one of which was greater than $5 million for the former Geneva Works ($26 million, $20 million of which was recorded in the fourth quarter).

   (iv) Composed of many payments, only one of which was greater than $5 million for the Gary Works natural resource damages along the east branch of the Grand Calumet River and Indiana Harbor Canal.

    (v) Composed of many accruals, none of which were greater than $5 million.

   (vi) Composed of many payments, none of which were greater than $5 million.



  (k) On page F-53 it is unclear whether the $52 million accrual for legal and administrative costs is included in the $145 million total, or is in addition to that amount.

    RESPONSE: The first paragraph of page F-53 of the Form 10-K contains the following sentence:

      "As of December 31, 2005, a total of $52 million was accrued for legal and administrative costs and for post closure costs for various landfills closed under the Resource Conservation and Recovery Act (RCRA); for two [Natural] Resource Damage claims at Gary Works; and for the completion of projects for the Grand Calumet River dredging and the related Corrective Action Management Unit
      (CAMU)."

    This portion of our disclosure recaps the status of mature, major sites where we do not expect significant additional accruals. Legal and administrative costs are a small part of the $52 million, as discussed in our response to comment (l) below. The $52 million is included in the $145 million total. We will clarify this in future disclosures in order to avoid confusion.

  (l) Provide us with a comprehensive accounting policy for any and all legal fees. In other words do you accrue legal fees when probable and estimable, or expense when incurred, or both? If both, explain how you differentiate between accruing legal fees and expensing when incurred. Tell us whether there are legal fees accrued other than the $52 million related to the other sites. Are the expected legal fees for all other sites accrued, and if so quantify such amounts for us. If they are not, explain why the accounting is different.

    RESPONSE:   Our accounting policy for legal fees is consistent  with  that for  other services that are provided.  We expense all billed charges  and
    accrue  for  unbilled charges for services that have been  provided.   The
    exception is for legal and administrative charges related to environmental remediation liabilities. SOP 96-1 requires accrual of expected future costs for legal and administrative costs to support this activity. Of the $52 million accrual, only about 10% is for legal and administrative costs related to environmental remediation liabilities, as required under SOP 96-
    1.    Total   legal   fees  for  all  matters,  including   asbestos   and
    environmental, have not been material, and we do not expect them to become material in the future.

  (m) It is unclear whether you consider your legal accruals to be critical estimates. In this regard, please provide us with a company-wide roll-forward of accrued legal expenses for all periods presented. Show beginning and ending balances, expenses, expenditures and changes in estimates, separately. Provide a narrative explaining the activity.

    RESPONSE: Our accrued expenses for legal services are not material, and we do not consider them to be critical estimates. Our SOP 96-1 accrual for future legal services is rather static and is evaluated each fourth quarter unless a significant event occurs during the year. Also note that the $52 million accrual is included in the roll-forward of environmental liabilities provided in our response to comment (j).

  (n) On page F-53 you mention that it is reasonably possible that additional costs could be material at the Fairfield Works location. Your description of this site on page 33 provides very little context as to its materiality.

    RESPONSE: The disclosure on page 33 addresses currently ongoing activity at Fairfield Works. The RCRA corrective action program is at an early stage. As we disclose on page 33, we submitted the first RCRA Facility Investigation (RFI) report in February 2005, and are still awaiting agency response. Any disclosure about agency reaction or concerning additional RFI matters would be pure speculation. In future filings, we will identify in the Legal Proceedings section (as we have already done in the Contingency footnote) those sites at which additional costs could be material (including the Fairfield site). We provide an overview of our environmental exposures on pages 19-21 of the Form 10-K and in the Risk Factor on page 24.

  (o)   On page F-53 you mention 4 sites where the additional costs could be
material   and  then  discuss  the  "remaining  45  sites."  This is  unclear, considering you mention 60 sites on page 24.

    RESPONSE: The environmental risk factor on page 24 states that U. S. Steel is involved in approximately 60 remediation projects. It includes a general statement of the magnitude of this risk to U. S. Steel. The environmental portion of the contingency footnote on pages F-52 through F-54 contains much greater detail. Although the number does not specifically appear on the page, the disclosure on page F-53 discusses a total of 62 sites consisting of: (i) 4 sites included in the $52 million accrual, where we do not expect significant future accrual changes; (ii) 4 specifically identified major sites where, at the time of filing the Form 10-K, we believed there could be material accrual additions (Gary Works, Fairfield Works, the Municipal Industrial & Disposal Superfund Site and Geneva Works); (iii) 9 additional sites with accruals over $1 million, consisting of $14 million for closure costs for three hazardous waste sites at Gary Works and $20 million for the other 8 sites; and (iv) 45 remaining sites that have accrued liabilities of less than $1 million, with 36 of these sites having liabilities of less than $500,000. In future filings we will enumerate the sites as set forth above.

  (p) Overall, it appears that you are disclosing that you have accrued $145 million related to environmental liabilities. It is unclear whether the $52 million disclosed on page F-53 is included in that amount. It is also unclear whether you have accrued any other legal/administrative costs related to issues, other than those associated with the $52 million on page F-53. Further it appears that you believe the high end of the reasonably possible range of additional loss related to those four liabilities is $40 million. In other words the only additional estimate range is that established for those four environmental sites described in the beginning of the second paragraph on page F-53. For all other sites, no estimate of reasonably possible additional costs can be made.

    RESPONSE: Please see our responses to comments (f), (k), (l) and (o). We have not provided any estimate of the range of potential additional liability on any sites other than the aggregate for these four sites (now only for the three sites identified in our Form 10-Q for the first quarter of 2006). As indicated in our response to comment (e), we do not possess the detailed information necessary to reasonably estimate possible additional losses on a site-by-site basis.

  (q) In this regard, please help us better understand, addressing each site individually, why you cannot establish ranges of reasonably possible losses in excess of amounts accrued for any other site, except those four. Address each individual site noted on pages 31-35 (other than the four sites).

    RESPONSE:   Please see our responses to comments (e) and (r).   As  stated
    above, we do not possess the detailed information necessary to estimate possible additional losses for the additional sites noted on pages 31-35.

  (r) Further address for us whether you believe it is, or is not, reasonably possible that additional material loss could occur, for all the sites in aggregate, other than the "material four".

    RESPONSE: At this time, and based upon our knowledge of the other sites, we do not believe that additional material losses are reasonably possible. However, this is an imprecise and ever evolving area. For example, it is possible that additional information could become available as site investigations continue that could change our assessment of the amount of potential losses. In addition, as we disclose on page 32 of the Form 10-K, there are 12 additional sites where we have received information requests or there are other indications that U. S. Steel may be a PRP. However, neither the agency nor we have sufficient information to determine whether U. S. Steel was actually involved at the site, the level of U. S. Steel's activity or the nature of the underlying environmental concern. We believe that the overview of our environmental exposures on pages 19-21 and 31-35 of the Form 10-K and in the Risk Factor on page 24 provide a reader with a meaningful sense of the additional possible risks.

As indicated in several of the responses above, U. S. Steel will incorporate those comments of the Commission that are pertinent to our quarterly filings into our next Form 10-Q and address the remaining comments as we draft our next Form 10-K and other future filings.

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

Please contact me, or, in my absence, Jack Moran, Senior Counsel - Corporate (412-433-2890) with any questions. With respect to any accounting issues, please contact Larry Schultz, Vice President and Controller (412-433-1139), Hayley Scott-Davis, Director - Financial Analysis & External Reporting (412-433-
5556) or Colleen Darragh, Director - Financial Analysis & External Reporting (412-433-5606) directly.

                                   Very truly yours,

                                   /s/ Robert M. Stanton

                                   Robert M. Stanton